Exhibit 12.1

Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	2010	2009(i)	2008(i)	2007(i)	2006(i)
Earnings:

Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$269.5	$94.5	$227.9	$206.2	$144.7
Interest expense	158.1	173.7	138.9	156.7	167.2
Portion of rents representative of an appropriate interest factor	42.3	46.3	45.7	43.1	45.6
Distributed income of equity investments	19.5	7.3	18.9	4.0	4.5

Pretax income as adjusted	$489.4	$321.8	$431.4	$410.0	$362.0

Fixed Charges:

Interest expense	$158.1	$173.7	$138.9	$156.7	$167.2
Capitalized interest	1.3	2.8	4.4	—	—
Portion of rents representative of an appropriate interest factor	42.3	46.3	45.7	43.1	45.6

Fixed charges before preference dividends	201.7	222.8	189.0	199.8	212.8
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	17.7	16.5	20.5	28.4	27.6

Total fixed charges	$219.4	$239.3	$209.5	$228.2	$240.4

Ratio of earnings to fixed charges and preference dividends	2.2	1.3	2.1	1.8	1.5

Ratio of earnings to fixed charges	2.4	1.4	2.3	2.1	1.7

Note: Excludes amortization of capitalized interest due to immateriality.

(i)	During the first quarter of 2010, the Company elected to change its accounting policy for railgrinding costs from a capitalization method to a direct expense method. All prior periods have been adjusted to reflect the retroactive application of this change in accounting principle.